Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 6, 2024

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$700 million 4.900% Senior Notes Due June 11, 2027

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$700 million
Trade Date:	June 6, 2024
Settlement Date (T+3)**:	June 11, 2024
Maturity Date:	June 11, 2027
Benchmark Treasury:	4.500% due May 15, 2027
Benchmark Treasury Yield
and Price:	4.495%; 100-00 3/8
Spread to Treasury:	+45 basis points
Reoffer Yield:	4.945%
Coupon:	4.900%
Coupon Payment Dates:	Semi-annually on June 11 and December 11, commencing on December 11, 2024 and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.876% plus accrued interest from June 11, 2024
Gross Spread:	0.150%
Net Proceeds (%):	99.726% plus accrued interest from June 11, 2024
Net Proceeds ($):	$698,082,000 plus accrued interest from June 11, 2024
CUSIP / ISIN:	24422EXR5 / US24422EXR51
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Co-Managers:	Academy Securities, Inc.
Commerz Markets LLC
Lloyds Securities Inc.
Loop Capital Markets LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.